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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 2)*


                       SANTA FE ENERGY RESOURCES, INC.
                                (NAME OF ISSUER)


                         COMMON STOCK, SO.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)


                                  802012-10-4
                                (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages
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CUSIP NO. 802012-10-4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                      Minorco(U.S.A.)Inc.
                      84-1137980

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                          (a)      [ ]
                                          (b)      [ ]

(3)      SEC Use Only__________________________________________________________
         ______________________________________________________________________

(4)      Citizenship of Place of Organization               Colorado

(5)      Sole Voting Power                   -0-

(6)      Shared Voting Power              8,712,327

(7)      Sold Dispositive Power              -0-

(8)      Shared Dispositive Power          8,712,327

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                     8,712,327

(10)     Check box if the Aggregate Amount in Row (9) Excludes
         Certain Shares [ ]

(11)     Percent of Class Represented by Amount in Row (9)     9.6%

(12)     Type of reporting Person (See Instructions)      CO





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CUSIP NO. 802012-10-4

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                   Minorco
                   N/A

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)     [ ]
                                           (b)     [ ]
(3)      SEC Use Only __________________________________________________________
         _______________________________________________________________________

(4)      Citizenship of Place of Organization        Luxembourg

(5)      Sole Voting Power             -0-

(6)      Shared Voting Power        8,712,327

(7)      Sold Dispositive Power        -0-

(8)      Shared Dispositive Power   8,712,327

(9)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                    8,712,327

(10)     Check box if the Aggregate Amount in Row (9) Excludes
         Certain Shares [ ]

(11)     Percent of Class Represented by Amount in Row (9)       9.6%

(12)     Type of reporting Person (See Instructions)        CO





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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

Item 1(a)                 Name of Issuer:

                          Santa Fe Energy Resources, Inc.

Item 1(b)                 Address of issuer's Principal Executive Offices:

                          1616 South Voss
                          Houston, TX 77057

Item 2(a)                 Name of Person Filing:

                          1.      Minorco (U.S.A.) Inc.
                          2.      Minorco

Item 2(b)                 Address of Principal Business Office:

                          1.      Minorco (U.S.A.) Inc.
                                  30 Rockefeller Plaza, Suite 4212
                                  New York, New York 10112

                          2.      Minorco
                                  9 rue Sainte Zithe
                                  L-2763 Luxembourg Ville
                                  Luxembourg

Item 2(c)                 Citizenship:

                          1.      Minorco (U.S.A.) Inc. is a Colorado
                                  Corporation

                          2. Minorco is incorporated in Luxembourg as a societe anonyme

Item 2(d)                 Title of Class of Securities:

                          Common Stock

Item 2(e)                 CUSIP Number:

                          802012-10-4

Item 3(a)                 Type of Person:

                          Not applicable.




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Item  4                   Ownership:

                          (a)     Amount Beneficially Owned:        8,712,327

                          (b)     Percent of Class:         9.6%

                          (c)     Number of shares as to which such person has:

                                   (i)     sole power to vote or to direct the
                                           vote: Minorco (U.S.A.) Inc.:  -0-
                                           Minorco:   -0-

                                  (ii)     shared power to vote or to direct
                                           the vote: Minorco (U.S.A.) Inc.:
                                           8,712,327
                                           Minorco:   8,712,327

                                 (iii)     sole power to dispose or to direct
                                           the disposition of:
                                           Minorco (U.S.A.) Inc.:   -0-
                                           Minorco:   -0-

                                  (iv) shared power to dispose or to direct the disposition of:
                                           Minorco (U.S.A.) Inc.:   8,712,327
                                           Minorco:   8,712,327

Item  5                   Ownership of Five Percent or Less of a Class:

                          Not applicable.

Item  6                   Ownership of More than Five Percent on Behalf of
                          Another Person:

                          Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                          Minorco (U.S.A.) is indirectly wholly owned by Minorco, an international natural resources company principally involved in mining and the processing of gold, base metals, industrial minerals, paper and packaging and in agribusiness. Minorco's address is 9 rue Sainte Zithe, L-2763 Luxembourg Ville, Grand Duchy of Luxembourg. The capital stock of Minorco is owned in part as follows: approximately 46%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("Anglo American"), a publicly held mining and finance company, and approximately 22%, directly or through subsidiaries, by De Beers Centenary AG("Centenary"), a publicly held Swiss diamond mining





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                          and investment company.  Approximately 38% of the
                          capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"). Approximately 29% of the capital stock of Centenary and approximately 33% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9% of Centenary. Mr. Nicholas F. Oppenheimer, deputy chairman and a director of Anglo American, Centenary and De Beers and a director of Minorco, and Mr. Henry R. Slack, president, chief executive and a director of Minorco, a director of Minorco (U.S.A.) Inc. and Anglo American, have indirect partial interests in approximately 8% of the outstanding shares of Anglo American, and approximately 7% of the outstanding shares of Minorco.


Item  8                   Identification and Classification of Members of the
                          Group:

                          Not applicable

Item  9                   Notice of Dissolution of Group:

                          Not applicable

Item  10                  Certification:

                          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  MINORCO (U.S.A.) INC.


                                                  By: /s/ Ben L. Keisler
                                                     -------------------------
                                                      Ben L. Keisler
                                                      Vice President, Secretary
                                                      and General Counsel





Dated:  February 13, 1996





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                         MINORCO


                                         By: /s/ D E Fisher
                                             -----------------------------
                                             D E Fisher
                                             Finance Director





Dated:  February 13, 1996





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                                 EXHIBIT INDEX


EXHIBIT                   DOCUMENT                                  PAGE
-------                   --------                                  ----

   A             Agreement Concerning Joint Filing of                10
                 Schedule 13G





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